Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203-925-3707 richard.kirk@prudential.com
June 21, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Pruco Life Insurance Company
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-277924

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-3 is hereby requested to June 25, 2024, or as soon thereafter as practicable.

If you have any questions, please call Richard Kirk at (203) 925-3707.

Very truly yours,

PRUCO LIFE INSURANCE COMPANY

By: /s/ Richard H. Kirk
    Richard H. Kirk
    Vice President, Corporate Counsel

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

By: /s/ Maria Stewart
    Maria Stewart
    Assistant Secretary